Blue Calypso, Inc.

101 W. Renner Rd., Suite 280

Richardson, TX 75082

September 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Larry Spirgel

Re:	Blue Calypso, Inc.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-204442)

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Blue Calypso, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-204442) together with all exhibits thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Registration Statement because it no longer intends to pursue a public offering at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on May 26, 2015. The Registration Statement was not declared effective by the Commission under the Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Sean F. Reid of Fox Rothschild LLP LLP, by email at sreid@foxrothschild.com or by fax at (609) 896-1469. If you have any questions regarding this letter, please contact Sean F. Reid at (609) 895-6719. Thank you for your assistance with this application for withdrawal.

Sincerely,

BLUE CALYPSO, INC.

By: /s/ Andrew Levi
Andrew Levi
Chief Executive Officer